As filed with the Securities and Exchange Commission on January 22, 2024

Securities and Exchange Commission Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Morgan Stanley China A Share Fund, Inc.
(Name of Subject Company [Issuer])

Morgan Stanley China A Share Fund, Inc.
(Name of Filing Persons [Issuer])

Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)

617468103 (CUSIP Number of Class of Securities)

1585 Broadway New York, New York 10036 (Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 537-2607

Mary E. Mullin, Esq. 1633 Broadway New York, New York 10019 (Name and Address of Agent for Service)

Copies to:

Mark F. Parise, Esq. Perkins Coie LLP 1155 Avenue of the Americas 22nd Floor New York, New York 10036	Allison M. Fumai, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.        ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Issuer Tender Offer Statement that is attached hereto as Exhibit (a)(1)(i) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is Morgan Stanley China A Share Fund, Inc. (the “Fund”). The Fund is a non-diversified, closed-end management investment company incorporated under the laws of the State of Maryland. The address of the Fund is 1585 Broadway, New York, New York 10036, and the Fund’s telephone number is 800-231-2608.

(b)	The title of the securities that are the subject of the Issuer Tender Offer Statement and the related Letter of Transmittal (the tender offer made thereby, the “Offer”) are the Fund’s issued and outstanding Shares of common stock, par value $0.01 per Share (“Common Stock”). As of the close of business on January 4, 2024, there were 21,710,878 Shares outstanding. Subject to the conditions set forth in the Issuer Tender Offer, the Fund will purchase for cash up to 20% of its outstanding Shares, or 4,342,176 Shares that are tendered by holders of the Fund’s Shares (each, a “Stockholder” and collectively, the “Stockholders”) and not withdrawn as described in the Issuer Tender Offer.

(c)	The Shares are traded on the New York Stock Exchange (“NYSE”).

Item 3.	Identity and Background of Filing Person.

(a)	The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Morgan Stanley Investment Management Inc. (the “Adviser”) serves as the investment adviser for the Fund. The Adviser is located at 1585 Broadway, New York, New York 10036 and its telephone number is 800-836-2414. The members of the Fund’s Board of Directors (the “Board”) are Frank L. Bowman, Frances L. Cashman, Nancy C. Everett, Eddie A. Grier, Jakki L. Haussler, Dr. Manuel H. Johnson, Michael F. Klein, Patricia A. Maleski and W. Allen Reed. The President and Principal Executive Officer of the Fund is John H. Gernon. The Chief Compliance Officer of the Fund is Deidre A. Downes. The Treasurer and Principal Financial Officer of the Fund is Francis J. Smith. The Secretary of the Fund is Mary E. Mullin. The Vice President of the Fund is Michael J. Key. The Directors of the Fund (other than Dr. Manuel H. Johnson) may be reached at c/o Perkins Coie LLP, Counsel to the Independent Trustees, 1155 Avenue of the Americas 22nd Floor, New York, NY 10036. Dr. Manuel H. Johnson may be reached at c/o Johnson Smick International, Inc., 220 I Street, NE Suite 200, Washington, D.C. 20002. The executive officers (other than Francis J. Smith, Deidre A. Downes and Mary E. Mullin) of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above. Deidre A. Downes and Mary E. Mullin may be reached 1633 Broadway, New York, NY 10019. Francis J. Smith may be reached at 750 7th Ave, New York, NY 10019.

(b)	Not applicable.

(c)	Not applicable.

Item 4.	Terms of the Transaction

(a) (1)(i)	Subject to the conditions set forth in the Issuer Tender Offer Statement, the Fund will purchase up to 4,342,176 Shares that are tendered by Stockholders by 11:59 p.m., Eastern Time, on February 20, 2024 and not withdrawn as described in Item 4(a)(1)(vi).

(ii)	The purchase price of a Share tendered will be 98.5% its net asset value (“NAV”) as of the close of regular trading on the NYSE on February 21, 2024 (or, if the Offer is extended, on the following business day after the date to which the Offer is extended) (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Issuer Tender Offer Statement. Reference is made to the Cover Page, Section 2 “Acceptance for Payment and Payment for Shares” and Section 3 “Procedure for Tendering Shares” of the Issuer Tender Offer Statement, which are incorporated herein by reference.

(iii)	The Offer is scheduled to expire on 11:59 p.m., Eastern Time, on February 20, 2024 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Acceptance for Payment and Payment for Shares” and Section 4 “Rights of Withdrawal” of the Issuer Tender Offer Statement, which are incorporated herein by reference.

(iv)	Not applicable.

(v)	Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Acceptance for Payment and Payment for Shares” and Section 4 “Rights of Withdrawal” of the Issuer Tender Offer Statement, which are incorporated herein by reference.

(vi)	Reference is made to Section 1 “Terms of the Offer; Termination Date” and Section 4 “Rights of Withdrawal” of the Issuer Tender Offer Statement, which are incorporated herein by reference.

(vii)	Reference is made to Section 4 “Rights of Withdrawal” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

(viii)	Reference is made to Section 2 “Acceptance for Payment and Payment for Shares” of the Issuer Tender Offer Statement, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page and Section 1 “Terms of the Offer; Termination Date” of the Issuer Tender Offer Statement, which are incorporated herein by reference.

(x)	Not applicable.

(xi)	Not applicable.

(xii)	Reference is made to Section 8 “Federal Income Tax Consequences of the Offer” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

(2)	Not applicable.

(b)	Any Shares to be purchased from any officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, Directors, or affiliates of the Fund intends to tender Shares in the Offer.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a) – (d)	Not applicable.

(e)	The Fund does not know of any contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between (i) the Fund, any of the Fund’s executive officers or Directors, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of This Tender Offer and Plans or Proposals.

(a) – (c)	Reference is made to Section 6 “Purpose of the Offer” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Reference is made to Section 5 “Source and Amount of Funds; Effect of the Offer” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

(b)	There are no material conditions to the financing discussed in paragraph (a) above.

(c)	Not applicable.

(d)	The Fund has not determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.

Item 8.	Interest in Securities of the Subject Company.

(a)	Based on the number of Shares outstanding as of December 31, 2023, the following persons own the number of Shares indicated in the below table.

Name and Position	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Frank L. Bowman, Director	0	0.00%
Frances L. Cashman, Director	0	0.00%
Nancy C. Everett, Director	0	0.00%
Eddie A. Grier, Director	0	0.00%
Jakki L. Haussler, Director	0	0.00%
Dr. Manuel H. Johnson, Director	0	0.00%
Patricia A. Maleski, Director	0	0.00%
W. Allen Reed, Chair of the Board and Director	0	0.00%
John H. Gernon, President and Principal Executive Officer	1,256	0.01%
Deidre A. Downes, Chief Compliance Officer	0	0.00%
Francis J. Smith, Treasurer and Principal Financial Officer	0	0.00%
Mary E. Mullin, Secretary	0	0.00%
Michael J. Key, Vice President	0	0.00%

Based on information available to the Fund, none of the persons listed above intends to tender any of his or her Shares in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)	There have been no transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, or any Director or executive officer of the Fund, or any person controlling the Fund or the Adviser.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	Financial Statements.

(a)	The audited financial statements of the Fund for the fiscal years ended December 31, 2022 and December 31, 2021, included in the Fund’s Annual Report on Form N-CSR, and the unaudited financial statements of the Fund for the six months ended June 30, 2023, included in the Fund’s Semi-Annual Report on Form N-CSRS, filed with the SEC on EDGAR on March 10, 2023, and August 31, 2023, respectively, are incorporated herein by reference and available through the SEC’s website at http://www.sec.gov.

The Fund will prepare and make available to Stockholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Reference is made Section 5 “Source and Amount of Funds; Effect of the Offer” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

Item 11.	Additional Information.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	None.

Item 12.	Exhibits.

(a)(1)(i)	Issuer Tender Offer Statement, dated January 22, 2024.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Stockholders.

(a)(2)	None.

(a)(5)	Text of press release dated and issued on December 7, 2023.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

107	Filing Fee Table.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORGAN STANLEY CHINA A SHARE FUND, INC.

/s/ Mary E. Mullin
Name: Mary E. Mullin
Title: Secretary

Dated: January 22, 2024